SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. ___)

TOR MINERALS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, Par Value $0.25
(Title of Class of Securities)

890878101
(CUSIP Number)

Dr. Tan Chin Yong
No. 21 Jalan Kelb Golf
Ipoh 30350
Perak, Malaysia
(361) 883-5591
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 890878101

1.	NAME OF REPORTING PERSONS: Tan Chin Yong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) [ ] (b) [X] (See Items 4 and 5)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): PF (See Items 3 and 4)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): *
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	492,228
	8. SHARED VOTING POWER	0
	9. SOLE DISPOSITIVE POWER	492,228
	10. SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 492,228
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 5.2%
14.	TYPE OF REPORTING PERSON (See Instructions): IN

SCHEDULE 13D

Item 1.  Security and Issuer

                This statement relates to the common stock, par value $0.25 per share (the "Common Stock"), of TOR Minerals International, Inc., a Delaware corporation (the "Company").  The address of the principal executive offices of the Company is 722 Burleson Street, Corpus Christi, Texas  78403.

Item 2.  Identity and Background

                (a)           This Schedule 13D is being filed by Dr. Tan Chin Yong ("Dr. Tan").

                (b)           The reporting person's principal business address is No. 25A, 1st Floor, Medan Ipoh 1A, Medan Ipoh Bistari, 31400 Ipoh, Perak, Malaysia.

                (c)           Dr. Tan's principal occupation or employment is serving as Chief Executive Officer and a director of Kaizen Holdings Sdn. Bhd.

                (d), (e)    During the last five years, the reporting person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            Dr. Tan is a citizen of Brunei.

Item 3.  Source and Amount of Funds or Other Consideration

                The shares of Common Stock and warrants to purchase Common Stock with respect to the investment units reported herein were acquired with Dr. Tan's personal assets, and 27,500 of such shares represent stock options granted to Dr. Tan that are currently exercisable or exercisable within 60 days.  See Item 5 below.

Item 4.  Purpose of the Transaction

                In September and October 2008, the Company conducted a private placement of 70 investment units (each, a "Unit") at a price of $30,000 per Unit in exchange for an aggregate of $2,100,000.  Each Unit consists of 25,000 shares of Common Stock and a warrant to purchase an additional 25,000 shares of Common Stock.  Each warrant is exercisable for three years at a price of $2.00 per share.  The funds were raised by the Company for working capital purposes.  Dr. Tan purchased 2 Units in the private placement consisting of 50,000 shares and warrants to purchase an additional 50,000 shares for an aggregate subscription price of $60,000.

                As a director of the Board of the Company, Dr. Tan is routinely involved in the management of and setting of policy for the Company, and he participates with the Company's Board of Directors in the consideration of and taking of action on significant corporate events involving the Company, including the review of nominees to fill a current vacancy on the Company's Board of Directors.  However, the shares of Common Stock held by the reporting persons are held for investment purposes only, and the reporting persons currently have no plans or proposals which relate to or would result in any of the events or consequences listed in clauses (a) through (j) of Item 4 of Schedule 13D. While the reporting persons currently have no specific plans to acquire additional shares, they may do so in the future, including through the exercise of stock options and warrants that the reporting persons currently hold or may be granted or issued in the future.  Among other considerations, the timing and amounts of any such additional purchases will be subject to market conditions, the price at which Common Stock can be purchased, and the reporting person's and financial condition.

Item 5.  Interest in Securities of the Issuer

                (a), (b), (d)  The reporting person may be deemed to beneficially own an aggregate of 492,228 shares of Common Stock, or 5.2% of the outstanding shares of Common Stock, which consists of:

                                (i)            414,728 shares;

                                (ii)           50,000 shares underlying warrants that are exercisable at or within sixty days of the date hereof; and

                                (iii)          options to acquire 27,500 shares that are subject to stock options exercisable at or within sixty days of the date hereof.

                Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

                (c)           The reporting person has not effected any other transactions in the Common Stock within the past 60 days.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4 above.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
1.	Subscription Agreement, dated December 31, 2008, by TOR Minerals International, Inc. and Tan Chin Yong
2.	Warrant Agreement, dated December 31, 2008,, by TOR Minerals International, Inc. in favor of Tan Chin Yong

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 13, 2009

s/s TAN CHIN YONG
By:	Tan Chin Yong